

October 3, 2005

Mr. William Choi
Branch Chief
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: Systemax Inc. Form 10-K for the fiscal year ended
December 31, 2004
File No. 1-13792

Dear Mr. Choi:

In accordance with your letter of July 6, 2005 addressed to Richard Leeds, our Chief
Executive Officer, and my subsequent conversations with Mr. Scott Ruggiero, I am
writing to you in response to the Commission staff's questions. As previously
mentioned, at the time of receipt of your letter the Company was in the process of
reviewing its financial results for the year ended December 31, 2004 after the discovery
of errors related to accounting for inventory at its Tiger Direct, Inc. subsidiary. We have
now completed our review and are preparing to file an amendment to Form 10-K for
2004 to reflect the results of such review. Such amendment will also incorporate our
responses to your questions.

We have set forth below our responses to your questions (your questions appearing in
bold print below). We look forward to your response and would welcome the
opportunity to answer any questions that may arise and do whatever is necessary to
facilitate the filing of the amendment.

General

1. Please revise to include page numbers.

We will add page numbers to the amended document.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. Please quantify the amount of the increase or decrease attributed to each factor that contributes to material changes over the reported periods. For example, we note that you provided two factors that caused North American sales to increase in 2004, but neither the continued growth in your consumer business nor the growth in your industrial product sales had been quantified.

3. Please expand your discussion to describe the underlying business causes of the changes in your results of operations. For example, you should explain why sales growth continues in your North American consumer business in both 2004 and 2003. Examples of underlying causes for sales growth could include additional marketing, more outlets or price increases. Other examples of changes in results of operations for which the underlying causes should be provided in future filings include:

- **lower demand in Europe;**
- **improved gross margins on industrial products; and**
- **decreased television advertising.**

Financial Condition, Liquidity and Capital Resources

4. Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows. Please enhance the reader's understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.). Please explain in more detail what the underlying reasons are for period to period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

Contractual Obligations

5. Please revise to include short-term borrowings, other long-term liabilities and any material employment contracts. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K for further guidance.

> With respect to items 2 thru 5 above please see the attached complete amended section marked as Appendix A.

Critical Accounting Policies and Estimates

6. We note your disclosure related to software revenue recognition, including hosting and service revenue. Please provide us with the following additional information related to your software and services revenue:

- **How much revenue you recognized from software, hosting and professional services in 2004, 2003 and 2002;**
- **A brief description of the types of software, hosting and service revenue you offer to your customers including examples of typical sales agreements; and**
- **The basis for your conclusion that professional services and hosting services represent separate units of accounting in the context of EITF 00-21, paragraphs 8-10.**

> We are presently in a start-up mode with respect to our software business and have not yet recognized any revenues to date. We offer a 100% web-based software application that helps customers automate and manage the entire customer lifecycle across multiple sales channels (web, catalog, call center, outside sales, retail, etc). It is delivered as an on-demand service over the Internet. Customer agreements do not provide for the separate licensing of software for use on the customer's own hardware. We have re-evaluated our conclusion with respect to treating the hosting and professional services as separate units of accounting under EITF 00-21 and have modified our disclosure to reflect the fact that professional services revenues will be recognized over the term of the hosting agreement unless it meets the test for separate accounting treatment.

7. Please provide full explanations, in plain English, of your critical accounting policies in addition to the judgments and uncertainties affecting their application. For example, we note your description of the uncertainties in connection with your estimates of the costs of your restructuring activities, but you have excluded a full explanation of Systemax's accounting policy with regard to the timing of recognition and methods used to establish your estimates. Refer to Releases No. 33-8350 on MD&A and No. 33.8040: Cautionary Advice Regarding Disclosure about Critical Accounting Policies, both of which are available on our website at www.sec.gov.

> We have enhanced the disclosures concerning certain of these items as you have suggested. See Appendix B.

Quantitative and Qualitative Disclosures About Market Risk

8. Please expand your quantitative and qualitative disclosure of market risk to include one of the three disclosure alternatives outlined by Item 305(a) of Regulation S-K, namely:

- **Tabular presentation of fair values of all of your market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments;**
- **Sensitivity analysis disclosures that express the potential loss in future earnings or fair values resulting from one or more selected hypothetical changes in interest rates or foreign currency exchange rates; or**
- **Valuation of market risk sensitive instruments over a selected period of time with a selected likelihood of occurrence.**

We have revised the filing to include the sensitivity analysis disclosures.

Consolidated Financial Statements of Systemax Inc.

Consolidated Balance Sheets

9. Please tell us if inventories are stated gross or net of any excess or obsolete inventory reserves. Also, tell us the amount of excess or obsolete inventory reserves, if any, including additions and deductions from those reserves in 2004, 2003 and 2002.

Inventories are stated net of excess and obsolete reserves. Details as to the balances of these reserves and the movements will be included in Schedule II, as noted in item 18 below.

Consolidated Statements of Cash Flows

10. Please tell us how much property, plant and equipment was acquired through the issuance of capital leases in 2003 and 2002. If material, please revise to present property, plant and equipment acquired through the issuance of capital leases as a non-cash financing activity on your statements of cash flows.

Acquisitions of equipment through the issuance of capital leases were $1.576 million in 2003 and approximately $100,000 in 2002. We have revised the statement to reclassify the 2003 acquisitions as a non-cash financing activity.

11. Please provide us with a reconciliation of the $1.4 million of compensation expense related to equity compensation plans presented in your consolidated statement of cash flows for 2004 with the $0.6 million of amortization of unearned

restricted stock compensation as presented in your consolidated statements of shareholders' equity for 2004.

We recorded $800,000 of non-cash compensation expense in the first quarter of 2004 as a result of a change in the terms of the exercise period for stock options issued to an employee in accordance with FASB Interpretation No. 44.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

12. We note your disclosure that you have included debt securities in your cash and cash equivalents line item. Please tell us the types of debt securities, such as CDs, corporate or municipal bonds, which you have classified as cash equivalents and the amount held at December 31, 2004 and 2003 in each of the identified types of debt securities. Also, for each security type, please provide an indication of marketability.

As of December 31, 2004 our cash equivalents are limited to overnight bank deposits. We no longer hold any other debt securities.

Advertising Costs

13. We note your accounting policies for advertising costs. Please tell us the estimated useful life of your catalogs and the basis for your estimate.
Stock-based Compensation

Our catalogs have useful lives of generally one to six months. We have revised the disclosure to include this fact.

Stock-based Compensation

14. Please disclose the amount of stock-based employee compensation cost, net of tax effects, included in the determination of net income (loss) as reported in the summary of your accounting policy for stock-based compensation. Refer to SFAS No. 148, paragraph 2(e)(c)(2) and SFAS 123(R), paragraph 64(b).

We have revised the table in the filing as follows;

	2004	2003	2002
Net income (loss) - as reported	$10,573	$3,346	$(58,939)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	886		
Deduct: Stock-based employee compensation expense determined under fair value based method, net of related tax effects	1,295	544	713
Pro forma net income (loss)	$10,164	$2,802	$(59,652)

Basic net income (loss) per common share:			
Net income (loss) – as reported	$.31	$ .10	$(1.73)
Net income (loss) – pro forma	$.30	$ .08	$(1.75)
Diluted net income (loss) per common share:			
Net income (loss) – as reported	$.30	$ .10	$(1.73)
Net income (loss) – pro forma	$.29	$ .08	$(1.75)

Business Combinations and Goodwill

15. We note your disclosure regarding the purchase of the minority interest of your Netherlands subsidiary in the second quarter of 2003. Please tell us when and the amount paid to acquire the majority interest in your Netherlands subsidiary. Also, please confirm to us that the cumulative losses attributable to the minority interest in your Netherlands subsidiary exceeded the minority's interest at the time you acquired the minority interest resulting in the allocation of your purchase entirely to goodwill. Otherwise, tell us why you did not present a portion of your 2002 net loss to your minority interest.

We purchased the majority interest in our Netherlands subsidiary on June 5, 1977. Through the date of acquisition of the outstanding minority interest in 2003 we had cumulative losses in excess of the minority's interest of $277,000.

Shareholder's Equity

16. We note your disclosure related to the issuance of 1,000,000 shares of restricted stock units. Please explain your rationale for establishing a measurement date prior to obtaining shareholder approval. It appears that since this award is subject to shareholder approval, it should not be deemed granted until that approval is obtained.

We established the measurement date for the issuance of the 1,000,000 shares of restricted stock units prior to obtaining shareholder approval at our next annual meeting based on the signing of a concurrent, separate agreement whereby the Company's three majority shareholders agreed to vote for approval. As a result, the approval was assured and we believe that the initiation of the amortization was appropriate.

Segment and Related Information

17. We note your disclosure of the Company's operations by geographic area. Please revise your note to include the following:
- **The amount of net sales attributable to your personal computers, computer related products, industrial products and office products sub-categories for each geographic location presented; and**

- **Include the amount of net sales and long-lived assets for the United States, your country of domicile.**
- **Also disclose the amount of net sales and long-lived assets attributed to an individual foreign country, if material.**

We have updated our segment disclosure to give separate sales information with respect to our computer products and industrial products and have provided net sales information for the United States. In addition, we have provided additional disclosure with respect to the two product categories. Long-lived assets in North America are primarily in the United States, which we have noted. We do not separately track and cannot quantify sub-category sales details, such as sales of computers, within the two product groupings.

Exhibits, Financial Statements, Schedules and Reports on Form 8-K

18. Please include Schedule II – Valuation and Qualifying Accounts for each period, an income statement is presented. For example, we note that in your footnotes you present the changes in the accounts receivable allowances for doubtful collections and in the various restructuring accruals for 2004, 2003 and 2002, but you did not provide similar information in connection with your deferred tax asset valuation allowance, reserve for sales returns, reserve for excess and obsolete inventory and product warranty provisions. Refer to Rule 5-04 of Regulation S-X.

We will include Schedule II as requested. (See Appendix C.)

Systemax Inc. acknowledges that (i) the Company is responsible for the adequacy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

For your convenience, I am including a draft of our amended Form 10-K for 2004 which incorporates the information set forth above. We would like to file the amended document as soon as possible. Please contact the undersigned at your earliest convenience with any questions and comments. I can be reached at 516 608-7654 or by facsimile at 516 608-7779.

Sincerely,



Steven M. Goldschein
Systemax Inc.
Senior Vice President & Chief
    Financial Officer

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Restatement of Previously Issued Financial Statements

On May 11, 2005 we announced that we would restate our previously issued financial statements for the year ended December 31, 2004 as a result of errors discovered in the accounting for inventory at our Tiger Direct, Inc. subsidiary. This discussion and analysis of our results of operations and financial condition gives effect to the restatement described in Note 2 to the consolidated financial statements.

Overview

We are a direct marketer of brand name and private label products, including personal desktop computers, notebook computers, computer related products and industrial products in North America and Europe. We assemble our own PCs and sell them under our own trademarks, which we believe gives us a competitive advantage. We also sell personal computers manufactured by other leading companies, such as IBM and Hewlett Packard. We offer more than 100,000 products and continuously update our product offerings to address the needs of our customers, which include large, mid-sized and small businesses, educational and government entities as well as individual consumers. Computers and computer related products account for more than 90% of our net sales, and, as a result, we are dependent on the general demand for information technology products.

The market for computer products is subject to intense price competition and is characterized by narrow gross profit margins. Distribution of information technology products is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our product availability by maintaining relationships with major distributors, utilizing a combination of stocking and drop-ship fulfillment.

After poor economic and market conditions in the prior two fiscal years, we experienced improved economic conditions and increased sales and profitability in North America in 2004. In response to the economic conditions over those past two years, we implemented a plan in the first quarter of 2004 to streamline our United States computer business. This plan consolidated duplicative back office and warehouse operations, which we expect will result in annual savings of approximately $8 million excluding severance and other restructuring costs of approximately $3 million recognized in fiscal 2004. Economic conditions in Europe have not yet recovered and performance in those markets continues to be negatively impacted with reduced information technology spending. With evidence of a prolonged economic downturn, we took measures to align our cost structure with expected potentially lower revenues and decreasing gross margins. We implemented several cost reduction plans in Europe during 2004 and, in January 2005, we announced additional actions to increase efficiency and profitability in our United Kingdom operation.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, and employee benefits. We have made substantial reductions in our workforce and closed or consolidated several facilities over the past several years. This resulted in reducing selling, general and administrative expenses from 16.5% of net sales in 2002 to 13.5% of net sales in 2004. We will continue to monitor our costs and evaluate the need for additional actions.

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements, the factors that we believe may affect our future results and financial condition as well as information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

Results of Operations

We had net income of $10.6 million for the year ended December 31, 2004 and $3.3 million for the year ended December 31, 2003. For the year ended December 31, 2002, we had a net loss of $58.9 million, after recording a cumulative effect of a change in accounting principle of $51 million, net of tax, to reflect the impairment of the entire carrying amount of goodwill.

The following table represents our consolidated statement of operations data expressed as a percentage of net sales for our three most recent fiscal years:

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Gross profit	14.9%	16.0%	17.1%
Selling, general and administrative expenses	13.5%	15.2%	16.5%
Restructuring and other charges	0.4%	0.1%	1.1%
Goodwill impairment		0.2%	
Income (loss) from operations	1.0%	0.6%	(0.5)%
Interest expense	0.2%	0.1%	0.1%
Provision (benefit) for income taxes	0.3%	0.3%	(0.1)%
Income (loss) before cumulative effect of change in accounting principle, net of tax	0.5%	0.2%	(0.5)%
Cumulative effect of change in accounting principle, net of tax			(3.3)%
Net income (loss)	0.5%	0.2%	(3.8)%

NET SALES

Net sales were $1.93 billion for the year ended December 31, 2004, an increase of 16.2% from $1.66 billion for the year ended December 31, 2003. Net sales in 2004 included approximately $515 million of internet-related sales, an increase of $131 million, or 34%, from 2003. North American sales increased to $1.23 billion, a 20.0% increase from last year's $1.03 billion. The increase in North American sales resulted primarily from growth in both our computer and computer-related products and our industrial products. Sales of computer and computer-related products increased 20.7% to $1.08 billion from $894 million in 2003. This increase was largely a result of our successful internet-based marketing initiatives directed primarily at our consumer customers and reflected by an increase in our internet-related sales of approximately $109 million. Although our internet-related sales are not exclusively made to consumers, we believe that a large majority of these sales are made to consumers. With the United States economy improving after several years of softness, we also had strong growth in our industrial product sales in 2004. Sales of industrial products increased 14.9% to $151.7 million from $132.0 million last year, representing 10% of the overall increase in North American sales. European sales, stated in US dollars, increased 10.1% to $695.2 million for 2004 (representing 36.1% of worldwide sales) compared to $631.5 million (representing 38.1% of worldwide sales) in the year-ago period. Movements in foreign exchange rates positively impacted European sales for 2004 by approximately $70.0 million. If currency exchange rates for 2003 had prevailed in 2004, however, European sales would have decreased 0.8% from the prior year. Continued weakness in demand for information technology products from business customers in Europe and the effect of exchange rate movements on product pricing in certain European markets for products whose cost is U.S. dollar based, resulted in decreased local currency denominated sales.

As European economies continued to weaken during 2004, our sales as measured in local currencies declined. The table below reflects European sales for the three years as reported in this report at then-current exchange rates and at constant (2002) exchange rates (in millions):

	2004	2003	2002
European sales as reported	$695.2	$631.5	$587.7
European sales at 2002 exchange rates	$544.5	$550.6	$587.7

Net sales for the year ended December 31, 2003 were $1.66 billion, an increase of 6.8% from $1.55 billion for the year ended December 31, 2002. North American sales were $1.03 billion, a 6.5% increase from last year's $963.8 million. The increase in North American sales was a result of growth in sales of computer and computer-related products to $894 million for the year ended December 31, 2004 from $826 million in 2003. The increase is attributable to successful internet-based marketing initiatives, which resulted in increased internet-related sales of approximately $113 million. We believe that the increase in internet sales comes primarily from consumer customers' increased use of the internet for e-commerce, and that continued weakness in demand for information technology products from business customers resulted in lower sales to those customers. Sales of industrial products decreased 4.0% in 2003 to $132.0 million from $137.4 million in the prior year. European sales, in US dollars, increased 7.5% to $631.5 million for 2003 (representing 38.1% of worldwide sales) compared to $587.7 million (representing 37.9% of worldwide sales) in the year-ago period. Movements in foreign exchange rates positively impacted European sales for 2003 by approximately $81.0 million. If currency exchange rates for 2002 had prevailed in 2003, however, European sales would have decreased 6.3% from the prior year. Lower demand and the effect of exchange rate movements on product pricing in certain European markets for products whose cost is U.S. dollar based, resulted in decreased local currency denominated sales.

GROSS PROFIT

Gross profit, which consists of net sales less product cost, shipping, assembly and certain distribution center costs, was $287.1 million, or 14.9% of net sales, for the year ended December 31, 2004, compared to $265.0 million or 16.0% of net sales in 2003. Our gross profit ratio declined in 2004 as a result of increased pricing pressures on our computer business both in North America and Europe. The decline was partially offset by improved margins on industrial products.

Gross profit was $265.0 million for the year ended December 31, 2003, or 16.0% of net sales, compared to $265.6 million, or 17.1% of net sales, in 2002. As a result of adopting Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor", $14.5 million of vendor consideration was recorded as a reduction of cost of sales in 2003. Excluding the impact of EITF 02-16, and therefore on a non-GAAP basis, the gross profit margin would have been 15.1% in 2003 compared to 17.1% in 2002. (The non-GAAP gross profit margin has been included here to provide comparability to the prior year.) The decline in the gross profit margin was due to continued pricing pressure resulting from weak market demand and response to competition and changes in the mix of products sold, as customers continue to shift to lower-priced solutions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $260.1 million, or 13.5% of net sales, in 2004, an increase of $8.7 million, or 3.4%, compared to $251.5 million, or 15.2% of net sales, in 2003. This increase resulted from approximately $10 million of increased costs in Europe resulting from the effects of changes in foreign exchange rates and $4 million of higher credit card processing fees from the higher sales volume in 2004. The increase was partially offset through restructuring actions taken, reducing our employee count in the United States and lowering salary expense and related benefit costs by $6 million in 2004.

Selling, general and administrative expenses for 2003 were $251.5 million compared to $256.1 million in 2002, a net decrease of $4.6 million or 1.8%. The decrease was realized in our North American operations and included decreased television advertising spending related to sales of the Company's PCs. In addition, as a result of increased internet sales, we were able to leverage our total advertising spending and reduce our other advertising expenses by reducing the number of catalogs we mailed. These decreases were partially offset by approximately $13 million of increased costs in Europe resulting from the effects of changes in foreign exchange rates and the effects of the adoption of EITF 02-16. The adoption of EITF 02-16 resulted in the reclassification of $14.5 million of vendor consideration as a reduction of cost of sales, which would previously have been recorded as a reduction of advertising expense. As a percentage of sales, selling, general and administrative expenses w ere 15.2% (14.3% on a n on-GAAP basis before the adoption of EITF 02-16) compared to 16.5% in the year-ago period.

RESTRUCTURING AND OTHER CHARGES

We incurred $7.4 million of restructuring and other charges in 2004. In the first quarter of 2004 we implemented a plan to streamline the activities of our United States computer businesses' back office and warehouse operations, resulting in the elimination of approximately 200 jobs. We incurred $3.7 million of restructuring costs associated with this plan, including $3.2 million for staff severance and benefits for terminated employees and $0.5 million of non-cash costs for impairment of the carrying value of fixed assets. We recorded $0.6 million of additional costs in 2004 related to facility exit costs for our 2003 plan to consolidate United States warehouse locations. We also implemented several cost reduction plans in Europe during 2004, including a consolidation of United Kingdom sales offices which resulted in the elimination of 50 jobs. We incurred $2.5 million of restructuring charges for facility exit costs and workforce reductions in connection with these actions and $0.5 million of additional costs resulting from adjustments to our estimates of lease and contract termination costs for our 2002 plan to consolidate our United Kingdom operations.

In 2003, we had $1.7 million of restructuring and other charges. In the fourth quarter of 2003 we implemented a plan to consolidate the warehousing facilities in our United States computer business. We recorded $713,000 of costs related to this plan in the fourth quarter, including $233,000 of non-cash costs for impairment of the carrying value of fixed assets and $480,000 of charges for other exit costs. During the fourth quarter of fiscal 2003 we recorded $2.2 million of additional costs, net of reductions, as a charge to operations for our 2002 United Kingdom consolidation plan. These charges consisted of $1.6 million of other restructuring activities as we adjusted the original estimates of lease and contract termination costs and $600,000 of additional non-cash asset impairments, related to buildings vacated. The restructuring costs incurred in 2003 were partially offset by a $1.3 million reversal of a previously recorded liability which was no longer required as a result of our settlement of litigation with a software developer in August 2003.

During the second quarter of 2003, we purchased the minority ownership of our Netherlands subsidiary for approximately $2.6 million, pursuant to the terms of the original purchase agreement. All of the purchase price was attributable to goodwill and, as a result of an impairment analysis, was written off in accordance with Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets."

We recorded $17.3 million of restructuring and other charges during 2002. We implemented a plan to consolidate the activities of our three United Kingdom locations into a new facility we had constructed. We incurred $4.1 million of costs associated with the plan, including $1.9 million for recruitment, staff relocation and severance and benefits for approximately 150 terminated employees, $1.7 million of charges for other exit costs, primarily facilities closing and lease terminations, and $0.5 million of non-cash costs for impairment of the carrying value of fixed assets. During the second quarter of 2002 we recorded a non-recurring write-off of $13.2 million resulting from our decision to discontinue development of internal-use computer software.

INCOME (LOSS) FROM OPERATIONS

We had income from operations of $19.6 million in 2004 and $9.3 million in 2003. We had a loss from operations of $7.8 million in 2002. For the year ended December 31, 2004, restructuring charges of $7.4 million were included in income from operations. Results in 2003 include restructuring and other charges of $1.7 million and a goodwill impairment charge of $2.6 million. The loss from operations in 2002 includes $17.3 million of restructuring and other charges.

We had losses from operations in Europe for the year ended December 31, 2004 of $12.4 million and in 2003 of $5.2 million, compared to income from operations of $7.8 million in Europe in 2002. European results continued to decline as a result of decreased gross profit and increased selling, general and administrative expenses. As a result of the decline in our European profitability, in early 2005 we announced additional plans to reduce costs and increase efficiency through the elimination of approximately 185 positions in Europe, which is expected to result in approximately $8 million in annual savings, excluding severance and other restructuring costs to be recognized in fiscal 2005.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $3.1 million in 2004, $2.3 million in 2003 and $1.7 million in 2002. Interest expense increased in 2004 as a result of increased short-term borrowings in the United Kingdom. The increased expense in 2003 resulted from increased short-term borrowings under our United Kingdom facility and a full year of interest expense on long-term obligations incurred in 2002. Interest and other income, net was $0.6 million in 2004, $0.8 million in 2003 and $0.4 million in 2002.

INCOME TAXES

Our income tax provision was $6.6 million in 2004 and $4.4 million in 2003 and we had an income tax benefit of $1.0 million in 2002. The effective rates were 38.4% in 2004, 56.5% in 2003 and 11.5% in 2002. The tax rate in 2004 was higher than the United States statutory rate of 35% primarily due to losses in foreign jurisdictions for which we recognized no tax benefit and losses in a foreign jurisdiction where the benefit rate is lower than the rate in the United States. The effective tax rate in 2003 was adversely affected by the goodwill impairment write-off, which is not tax deducible. State and local taxes in the United States did not increase the effective tax rates in 2004 or 2003 as a result of the utilization of carryforward losses for which valuation allowances were previously provided. The mix in taxable income and losses between our U. S. and foreign operations and the expected utilization of our deferred tax assets significantly impacted the recording of the 2002 tax benefit. In 2002, we also incurred additional tax expense in connection with audit assessments in two of our foreign subsidiaries. For the years ended December 31, 2004, 2003 and 2002, we have not recognized certain foreign tax credits, certain state tax benefits on losses in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those tax credits and net operating loss carryforwards.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

During the first half of 2002, we completed the transitional review for goodwill impairment required by SFAS 142. The review indicated that the entire carrying value of the goodwill recorded on our consolidated balance sheet was impaired as of January 1, 2002. Accordingly, we recorded a transitional impairment loss of $68 million ($51 million net of tax or a net loss per share of $1.50) as a cumulative effect of change in accounting principle in our statements of operations for the year ended December 31, 2002.

NET INCOME (LOSS)

As a result of the above, net income for 2004 was $10.6 million, or $.31 per basic share and $.30 per diluted share, and for 2003 was $3.3 million, or $.10 per basic and diluted share. The net loss for 2002 was $58.9 million, or $1.73 per basic and diluted share.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales, gross profit and income (loss) from operations for each of the quarters since January 1, 2003 *(amounts in millions).*

	March 31	June 30	September 30	December 31
2004				
Net sales	**$483**	**$433**	**$458**	**$552**
Percentage of year's net sales	**25.1%**	**22.5%**	**23.8%**	**28.6%**
Gross profit	**$77**	**$68**	**$71**	**$71**
Income from operations	**$7**	**$2**	**$4**	**$6**
2003				
Net sales	$426	$389	$405	$438
Percentage of year's net sales	25.7%	23.5%	24.4%	26.4%
Gross profit	$72	$63	$66	$64
Income (loss) from operations	$8	$(1)	$3	$0

Financial Condition, Liquidity and Capital Resources

Liquidity is the ability to generate sufficient cash flows to meet obligations and commitments from operating activities and the ability to obtain appropriate financing and to convert into cash those assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current and potentially available funds for use in achieving long-range business objectives and meeting debt service commitments. Currently, our liquidity needs arise primarily from working capital requirements and capital expenditures.

Our working capital was $156 million at December 31, 2004, an increase of $13 million from $144 million at the end of 2003. This was due principally to a $43 million increase in inventories and a $4 million decrease in short-term borrowings offset by a $19 million increase in accounts payable, a $6 million increase in taxes payable, a $2 million increase in accrued expense and other current liabilities, a $2 million decrease in cash and a $4 million decrease in prepaid expenses and other current assets. The $43 million increase in our inventories was comprised of a $37 million increase in our North American computer products and an $8 million increase in industrial products, which was partially offset by a decrease in our European inventories in response to weakness in those markets. The increase in computer products inventories in North America was in response to growing consumer demand for same-day shipping and the decision to expand the product lines we offer. Our inventories of industrial products increased as we sourced more of these products from Asia, which practice we expect to continue, and had to compensate for the longer lead times. As a result of the increased investment in inventories, our inventory turnover declined from 12 to 10 times. Increases in accounts payable in the United States and in Europe partially offset the working capital impact of the inventory increase. The increase in our accounts receivable as a percentage was less than the increase in our sales. Our North American accounts receivable decreased from 17 days of sales outstanding to 13 days, as our sales growth there came primarily from consumer accounts, which are generally paid by credit card in a 2-3 day shipment-to-cash cycle. The increase in accounts receivable was attributable to Europe, as the accounts receivable stated in U.S. dollars increased as a result of changes in exchange rates. We expect that future accounts receivable and inventory balances will fluctuate with the mix of our net sales between consumer and business customers, as well as geographic regions.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2004, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Our cash balance decreased $2.4 million to $36.3 million during the year ended December 31, 2004. Net cash provided by operating activities was $12.8 million for the year ended December 31, 2004, compared with net cash used in operating activities of $6.6 million in 2003 and net cash provided by operating activities of $4.9 million in 2002. The $19.4 million increase in cash provided by operating activities in 2004 resulted from an increase in cash provided by net income adjusted by other non-cash items, such as depreciation expense, and a decrease in cash used for changes in our working capital accounts. Cash provided by net income and other non-cash items was $27.8 million in 2004, an increase of $5.9 million, compared to $21.9 million in 2003, and was primarily attributable to the $7.2 million increase in net income. The cash used for changes in our working capital accounts, which were discussed in the working capital comments above, was $15.1 million in 2004 compared to $28.5 million in 2003. The decrease of $11.5 million in cash provided by operations for the year ended December 31, 2003 compared to 2002 resulted from changes in our working capital accounts, which used $28.5 million in cash compared to using $16.8 million in 2002, and resulted primarily from a $30 million increase in our inventories. Cash provided from our net income and other non-cash items was $21.9 million in 2003, which was substantially unchanged compared to $21.6 million provided by these items in 2002.

In 2004, $8.3 million of cash was used in investing activities, principally for the purchase of property, plant and equipment. Capital expenditures in 2004 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of two additional retail outlet stores in the United States. During 2003, $9.7 million of cash was used in investing activities, principally $7.1 million for the purchase of property, plant and equipment, and $2.6 million for the acquisition of the minority interest in our Netherlands subsidiary. The capital expenditures in 2003 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of several retail outlet stores. Cash of $14.7 million was used in investing activities in 2002. This included $15.4 million of additions to property, plant and equipment, primarily for the completion of a new facility for our United Kingdom operations. We anticipate no major capital expenditures in 2005 and will fund any capital expenditures out of cash from operations and borrowings under our credit lines.

Net cash of $6.8 million was used in financing activities in 2004, primarily for the repayment of short and long-term borrowings. Net cash of $3.8 million was used in financing activities in 2003. Cash of $4.3 million was used to repay short and long-term obligations, which was partially offset by $419,000 provided by the exercise of stock options. Cash of $33.8 million was provided by financing activities in 2002 from bank borrowings and the mortgaging of our Georgia distribution facility and new United Kingdom facility.

Under our $70 million secured revolving credit agreement in the United States, which expires on September 30, 2006, availability as of December 31, 2004 was $54.6 million. The revolving credit agreement contains certain financial and other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of

December 31, 2004. There were outstanding letters of credit of $9.1 million and there were no outstanding advances as of December 31, 2004.

We also maintain a £15 million ($28.5 million at the December 31, 2004 exchange rate, which exchange rate applies to all the other Sterling denominated amounts below) multi-currency credit facility with a financial institution in the United Kingdom, which is available to our United Kingdom subsidiaries. The facility does not have a termination date, but may be canceled by either party on six months notice. Borrowings under the facility are secured by certain assets of our United Kingdom subsidiaries. At December 31, 2004 there were £5.3 million ($10.0 million) of borrowings outstanding under this line with interest payable at a rate of 5.87%.

Our Netherlands subsidiary has a €5 million ($6.7 million at the December 31, 2004 exchange rate, which exchange rate applies to all the other Euro denominated amounts below) credit facility. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2004 there were €3.5 million ($4.8 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in November 2005.

In 2002 we entered into a £6.6 million ($12.5 million), 11½ year term loan agreement with a United Kingdom bank, to finance the construction of a new United Kingdom facility. The borrowings are secured by the land and building and are repayable in 40 quarterly installments of £165,000 ($313,000) through August 2012. The outstanding borrowings bear interest at the 12 month LIBOR plus 160 basis points (5.25% at December 31, 2004). In connection with this term loan, we also entered into an interest rate collar agreement to reduce our exposure to market rate fluctuations. At December 31, 2004, the notional amount of the interest rate collar was £5,115,000 ($9,713,000) with an interest rate cap of 6.0% and a floor of 4.5%. The interest rate collar expires on April 30, 2005. As of December 31, 2004, the collar was in a neutral position. The change in the fair value of this derivative for the year ended December 31, 2004 has been recognized in the Consolidated Statement of Operations as this hedge was determined to be ineffective. The term loan agreement contains certain financial and other covenants related to our United Kingdom subsidiaries. As of December 31, 2004, the Company was not in compliance with the financial covenants. The Company has received the lender's agreement to issue a waiver with respect to these covenants.

In April 2002 we entered into a ten year, $8.4 million mortgage loan on our Suwanee, Georgia distribution facility. The mortgage has monthly principal and interest payments of $62,000 through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage loan bears interest at 7.04% and is collateralized by the underlying land and building.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2014. We currently lease our New York facility from an entity owned by Richard Leeds, Robert Leeds and Bruce Leeds, the Company's three principal shareholders and senior executive officers. The annual rental totals $612,000 and the lease expires in 2007. We have sublease agreements for leased space in Compton, California and Markham, Ontario. In the event the sublessees are unable to fulfill their obligations, we would be responsible for rent due under the leases. However, we expect the sublessees will fulfill their obligations under these leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations at December 31, 2004 (in thousands):

	2005	2006	2007	2008	2009	After 2009
Contractual Obligations:						
Payments on debt obligations	$17,219	$2,401	$2,333	$2,265	$2,201	$11,864
Payments capital lease obligations	$403	$388	$299	$125		
Payments on non-cancelable operating leases, net of subleases	8,097	7,633	7,092	5,691	5,326	6,924
Purchase and other obligations	5,983	1,417	1,041	837	799	-3,619
Total contractual obligations	$31,702	$11,839	$10,765	$8,918	$8,326	$22,407

Our purchase and other obligations include $3.9 million of inventory purchases under outstanding letters of credit from overseas vendors which expire during 2005. The balance consists primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $5,222,000 of standby letters of credit outstanding as of December 31, 2004 which will expire during 2005.

Our operating results have generated cash flow which, together with borrowings under our debt agreements, have provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and fund the payment of interest on outstanding debt. Our primary ongoing cash requirements will be to finance working capital, fund the payment of principal and interest on indebtedness and fund capital expenditures. We believe future cash flows from operations and availability of borrowings under our lines of credit will be sufficient to fund ongoing cash requirements.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Off-balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Appendix B

Critical Accounting Policies and Estimates

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations

Restructuring charges. We have taken restructuring actions, and may commence further restructuring activities which result in recognition of restructuring charges. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs, including estimates of sublease income, lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Appendix C

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31:
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2004	$10,000	$5,079	($3,761)		$11,318
2003	$11,275	$3,906	($5,181)		$10,000
2002	$11,120	$4,581	($4,426)		$11,275
Reserve for excess and obsolete inventory					
2004	$9,022	$8,065	$(4,591)	$137	$12,633
2003	$8,262	$5,318	$(4,879)	$321	$9,022
2002	$8,966	$2,469	$(3,441)	$268	$8,262
Allowance for deferred tax assets					
2004					
Current	$698		($285)		$413
Noncurrent	$12,953	$1,147	($3,683)	226	$10,643)
2003					
Current	$1,570		($872)		$698
Noncurrent	$12,705	$785	($976)	$439	$12,953
2002					
Current		$1,570			$1,570
Noncurrent	$8,681	$4,035	($11)		$12,705
Product warranty provisions					
2004	$2,642	$168	($799)		$2,011
2003	$2,849	$473	($680)		$2,642
2002	$2,400	$1,266	($817)		$2,849